

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 9, 2009

Mr. Matthew E. Devine
Chief Financial Officer
Nexstar Broadcasting Group, Inc.
5215 N. O'Connor Blvd., Suite 1400
Irving, TX 75039

> **RE:** **Nexstar Broadcasting Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
>
> **Form 10-Q for Fiscal Quarters Ended September 30, 2008**
> **File No. 0-50478**

Dear Mr. Devine:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Robert Bartelmes
Senior Financial Analyst